Exhibit 99.7

Adevinta ASA (ADE) – Ex. Preferential rights for holders of class A shares today in the Rights Issue, first day of trading in ordinary shares after combination of share classes and change of ISIN
25 October 2019, Oslo
Reference is made to the stock exchange announcement of Adevinta ASA (the "Company") on 24 October 2019.
The shares in Adevinta ASA will be traded ex preferential rights for holders of A shares in the rights issue as of today, 25 October 2019.
Further, as of today, Adevinta ASA's shares are traded under ISIN 0010844038 and ticker "ADE".
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
About Adevinta ASA:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.
For more information on Adevinta ASA please visit: www.adevinta.com/
For further information please contact:
Jo Christian Steigedal
Investor Relations
E-mail: ir@adevinta.com
IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.